THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW
2150 PRESTON RD	JAKES JORDAAN: (214) 202-7449
SUITE 300	E-MAIL: JAKES@JORDAANLAW.COM
DALLAS, TEXAS 75248

December 10, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Douglas Brown

RE:	Santa Fe Gold Corporation
Form S-3 Filed November 13, 2009
File No. 333-163112

Gentlemen:

          On behalf of Santa Fe Gold Corporation, a Delaware corporation (“Santa Fe” or the “Company”), this letter responds to the Comment Letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2009, regarding the Company’s Form S-3 (File No. 333-163112), as filed with the Commission on November 13, 2009 (the “Registration Statement”). Santa Fe’s response to the Staff’s Comment Letter is set forth below.

Comment 1: “We note the statement that the opinion "may not be relied upon by any other person without our prior written consent." Please obtain and file a revised legal opinion that does not include the implication that investors are not entitled to rely on the opinion.”

Response: A revised legal opinion is included as Exhibit 5.1 to Amendment No. 2 to the Registration Statement, which legal opinion deleted the reliance qualification.

United States Securities and Exchange Commission
December 10, 2009

          Please direct any general questions or comments regarding the foregoing to me at (214) 202-7449 or jakes.jordaan@jordaanlaw.com.

Sincerely,

/s/ JAKES JORDAAN
     Jakes Jordaan

cc:           Santa Fe Gold Corporation